FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March 2008

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on February 15, 2008, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing conclusion of formal contract between Hitachi and Matsushita related to comprehensive LCD panel business alliance

2.	News release issued on February 28, 2008, by the registrant, announcing proposed senior management changes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: March 5, 2008

FOR IMMEDIATE RELEASE

Hitachi, Ltd.	Matsushita Electric Industrial Co., Ltd.
Setsuko Minamikawa / Takeshi Kawakami	Akira Kadota
Public Relations	International PR
Corporate Communications Division	Tel: +81-3-3578-1237
Tel: +81-3-5208-9325	Fax: +81-3-3436-6766
Fax: +81-3-4564-2149	Panasonic News Bureau
E-mail: setsuko.minamikawa.kk@hitachi.com	Tel: +81-3-3542-6205
takeshi.kawakami.mk@hitachi.com	Fax: +81-3-3542-9018
Makoto Mihara
Investor Relations
Tel: +81-6-6908-1121
Fax: +81-6-6908-2351

Conclusion of Formal Contract Between Hitachi and Matsushita Related to

Comprehensive LCD Panel Business Alliance

Tokyo, February 15, 2008 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”) and Matsushita Electric Industrial Co., Ltd. (NYSE: MC / TSE: 6752, “Matsushita”) today announced the conclusion of a formal contract related to a comprehensive liquid crystal display (LCD) panel business alliance. A basic agreement regarding this alliance was reached on December 25, 2007 by Hitachi, Matsushita, and Canon Inc. (NYSE: CAJ / TSE: 7751, “Canon”).

Under the terms of this agreement, Matsushita will acquire a 24.9% stake in Hitachi Displays, Ltd. (“Hitachi Displays”), a wholly owned Hitachi subsidiary that makes small and medium-sized LCD panels, from Hitachi by March 31, 2008, pending regulatory approval. As the next step going forward, Matsushita will acquire for 66 billion yen large IPS LCD panel-related businesses, including the total issued shares of IPS Alpha Technology, Ltd. (Fumiaki Yonai, President; “IPS Alpha”), owned by Hitachi Displays once all conditions are met. Meanwhile, Hitachi will consider holding the IPS Alpha’s share up to 10%. IPS Alpha designs, manufactures, and sells large-sized LCD panels for TVs. Until this deal is executed, Hitachi Displays will retain majority ownership of IPS Alpha. However, under U.S. accounting standards, IPS Alpha will become a Matsushita consolidated subsidiary as of March 31, 2008.

Hitachi possesses a range of sophisticated liquid crystal-related technologies that includes IPS technology, which has earned accolades worldwide for enabling high picture quality and wide viewing angles, and other advanced panel features. Through this alliance, Hitachi seeks to accelerate the development of cutting-edge technologies. Furthermore, as a TV manufacturer, Hitachi plans to strengthen its competitiveness in the flat-panel LCD TV business by using state-of-the-art LCD panels to develop the world’s thinnest flat-panel LCD TV and its “Wooo UT series” of ultra-thin flat-panel LCD TVs. In addition, by working to optimally allocate business resources in order to establish a stable, high-profit structure, Hitachi will advance its basic management policy of “Collaborative Creation and Profits.”

Matsushita is further expanding and strengthening its mainline PDP operations. In addition, it will deepen its involvement in the operations of IPS Alpha, which designs, manufactures, and sells large-sized LCD panels used in TVs. At the same time, Matsushita will play a key role in the construction of a new IPS Alpha plant in cooperation with the Hitachi Group in a bid to ensure a stable supply of LCD panels. Matsushita’s aim is to leverage the outstanding performance and cost advantages of the “IPS Alpha Panel” to boost the competitiveness of its entire range of VIErA series flat-panel TVs, which also includes plasma TVs. Going forward, Matsushita will continue its aggressive vertical integration of its flat-panel TV business, and it sees the new IPS Alpha plant as a possible future base for the production of organic light-emitting displays.

Hitachi and Canon are currently working to finalize a formal contract as well.

1. Outline of Hitachi Displays

1) Company name	Hitachi Displays, Ltd.
2) President	Yoshiyuki Imoto
3) Headquarter	Kanda Neribei-cho 3, Chiyoda-ku, Tokyo, Japan
4) Established	October 1, 2002
5) Main businesses	Design, manufacture, and sales of small and medium-sized LCD panels and related products, as well as maintenance and services
6) Fiscal year-end	March 31
7) No. of employees	11,974 (as of March 31, 2007)
8) Capital	35,274.5 million yen
9) Ownership	Hitachi 100%
10) Sales	200.3 billion yen (FY 2006, Consolidated)

2. Outline of IPS Alpha Technology

1) Company name	IPS Alpha Technology, Ltd.
2) President	Fumiaki Yonai
3) Headquarter	3732, Hayano, Mobara City, Chiba Prefecture, Japan
4) Established	January 1, 2005
5) Main businesses	Design, manufacture, sales and related maintenance & services for IPS LCD panels
6) Fiscal year-end	March 31
7) No. of employees	658 (as of March 31, 2007)
8) Capital	100.0 billion (including 50.0 billion of capital reserves)
9) Ownership	Hitachi Displays: 50%;
Matsushita Electric Industrial Co., Ltd.: 30%;
Toshiba Corporation: 15%;
Development Bank of Japan Technology and New Business Creation Fund and others: 5%
Note: From March 31, 2008, the shareholdings will be as follows: Hitachi Displays (50%), Matsushita (45%), and Development Bank of Japan and others (5%)
10) Sales	34.6 billion yen (FY 2006, Unconsolidated)

Two-year summary of business results

(in millions of yen, Unconsolidated)
	FY 2005	FY 2006
Sales	—	34,612
Operating Income (loss)	(3,241)	(25,362)
Ordinary Income (loss)	(5,130)	(25,406)
Net Income (loss)	(5,135)	(25,414)
Total Assets	72,486	122,999
Net Assets	9,355	39,050
Dividend per Share (yen)	—	—

3. Outline of Matsushita’s IPS LCD Panel Business for TVs

(1) Background

Market for flat-panel TV has been growing 12 percent in annual average on a global basis. It is expected that by 2015, it will be grown to the huge market exceeding 85% of total market sale of TVs, and over 2 hundred million units. At the same time, preferred size of TV screen is becoming larger—37 inch and above, and that is expected to account for more than 50% of overall demand of flat-panel TV by 2009. In order to cope with the growing market of the large-sized flat-panel TV, diversifying needs of customers and regional needs, it is vital to establish a strong and stable foundation of the flat-panel TV operation. Matsushita sees that it is essential to ensure a stable source to procure LCD panels up to the size of 40 inch class in mid-to long term range. In addition, Matsushita plans to build a new plant, taking it into consideration to produce organic electro luminescence display, which has started getting attention as a key device for post-LCD display.

(2) Overview of the Panel Business

Construction will begin on a new IPS Alpha LCD panel plant to ensure a stable supply of LCD panels over the medium and long terms. Construction is slated to begin in August 2008, with the plant operational in January 2010.

The total cost of the plant is expected to be approximately ¥300.0 billion.

4. Effect on business results

Hitachi is currently analyzing the likely impact on its earnings, and will announce when it is clear.

There will be no impact on Matsushita’s earnings in the fiscal year ending March 31, 2008.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Panasonic

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated net sales of US$77.19 billion for the year ended March 31, 2007. The Company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the Company and the Panasonic brand, visit the Company’s website at http://panasonic.net/.

Global Contacts
Hitachi, Ltd.

U.S.:	Dash Hisanaga	Europe:	Masanao Sato
	Hitachi America, Ltd.		Hitachi Europe Ltd.
	+1-650-244-7902		+44-1628-585379
	tadashi.hisanaga@hal.hitachi.com		masanao.sato@hitachi-eu.com

China:	Nobuya Abematsu	Singapore:	Keisuke Sugano
	Hitachi (China) Ltd.		Hitachi Asia Ltd.
	+86-10-6539-9139		+65-6231-2225
	nabematsu@hitachi.cn		ksugano@has.hitachi.com.sg

Matsushita Electric Industrial Co., Ltd.

U.S.:	Jim Reilly
Panasonic Corporation of North America
Tel: +1-201-392-6067

Europe:	Munetsugu Takeda
Panasonic Europe Ltd.
Tel: +49-611-235-305

Singapore:	Katsumi Takahashi
Panasonic Asia Pacific Pte Ltd.
Tel: +65-6390-3435

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February 28, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Announces Proposed Senior Management Changes

Osaka, Japan, February 28, 2008 - Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced the following changes of the members of the Board of Directors and Executive Officers, effective April 1, 2008, and proposed changes of the members of the Board of Directors and Corporate Auditors, effective June 26, 2008.

These proposed changes will be submitted for and subject to approval at the company’s ordinary general meeting of shareholders to be held on June 26, 2008.

1. Members of the Board of Directors (Effective April 1)

Title	Name	New Responsibilities
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Takami Sano	Representative in Tokyo

	Susumu Koike	In charge of Technology and Semiconductor Company

	Shunzo Ushimaru	In charge of Domestic Consumer Marketing, Electrical Supplies Sales, Project Sales, Building Products Sales, Advertising and Design / Chairman, Corporate Brand Committee

	Koshi Kitadai (promoted)	In charge of Automotive Electronics Business, Panasonic EV Energy Co., Ltd. and Industrial Sales

Senior Managing Directors	Toshihiro Sakamoto	President, Panasonic AVC Networks Company

	Takahiro Mori (promoted)	In charge of Planning / Associate Director, Corporate IT Innovation Division / in charge of Panasonic Start-up Fund / Vice Chairman, Corporate Brand Committee

	Shinichi Fukushima (promoted)	Representative in Kansai

Managing Directors	Yasuo Katsura	Director, Tokyo Branch

	Junji Esaka	In charge of Home Appliances Business / President, Matsushita Home Appliances Company / in charge of Lighting Company

	Hitoshi Otsuki	In charge of Overseas Operations

	Ikusaburo Kashima	In charge of Legal Affairs, Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, Legal Consultation & Solutions Center, and Corporate International Affairs

Directors	Ikuo Uno

Hidetsugu Otsuru

In charge of Facility Management, Quality Assurance, Corporate FF Customer Support & Management Division and Environmental Affairs / Director, Corporate Environmental Affairs Division (effective February 28, 2008) / in charge of Recycling Business Promotion

	Makoto Uenoyama	In charge of Accounting and Finance

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno is an outside director of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

2. Members of the Board of Corporate Auditors (Effective April 1)

Title	Name	New Responsibilities
Senior Corporate Auditors	Yukio Furuta

	Kenichi Hamada	Chairman, Matsushita Group Auditors Meeting

Corporate Auditors	Yasuo Yoshino
Ikuo Hata
Hiroyuki Takahashi

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

3. Executive Officers (Effective April 1)

Title	Name	New Responsibilities
Managing Executive Officers	Yoshihiko Yamada	Director, Corporate Management Division for North America / Chairman, Panasonic Corporation of North America

	Ken Morita	Senior Vice President, Panasonic AVC Networks Company / Director, Visual Products and Display Devices Business Group, Panasonic AVC Networks Company

	Yoshitaka Hayashi (promoted)	In charge of Global Procurement and Global Logistics

	Takae Makita (promoted)	In charge of Information Systems / Associate Director, Corporate IT Innovation Division

	Kazuhiro Tsuga (promoted)	President, Panasonic Automotive Systems Company

	Takumi Kajisha (promoted)	In charge of Corporate Communications Division / Director, Corporate Communications Division / in charge of CSR Office, Corporate Advertising Group, and Corporate Citizenship Group / Vice Chairman, Showroom Strategic Committee

	Kazunori Takami (promoted)	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products / Director, Corporate Marketing Division for National Brand Home Appliances

Executive Officers	Masashi Makino	Director, Corporate Manufacturing Innovation Division

	Joachim Reinhart	COO, Panasonic Europe Ltd.

	Ikuo Miyamoto	Director, Corporate Management Division for Asia and Oceania / President, Panasonic Asia Pacific Pte. Ltd.

	Hideo Kawasaki	President, Semiconductor Company

	Shigeru Omori	Director, Corporate Industrial Marketing & Sales Division

	Masaaki Fujita	Senior Vice President, Panasonic AVC Networks Company / Director, PDP TV Business Unit, Visual Products and Display Devices Business Group, Panasonic AVC Networks Company

	Yoshihisa Fukushima	In charge of Intellectual Property / Director, Corporate Intellectual Property Division / President, Intellectual Property Rights Operations Company

	Masatsugu Kondo	Assistant to Executive Vice President Koike, in charge of Alternative Energy Generation Technology (effective February 28, 2008)

Executive Officers	Naoto Noguchi	President, Matsushita Battery Industrial Co., Ltd. / President, Rechargeable Battery Company, Matsushita Battery Industrial Co., Ltd. (effective February 28, 2008)

	Osamu Waki	President, Panasonic Mobile Communications Co., Ltd.

	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.

	Joseph Taylor	COO, Panasonic Corporation of North America

	Yoshiiku Miyata	Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.

	Takashi Toyama	President, Panasonic System Solutions Company / Director, Corporate Construction Business Promotion Division / in charge of Corporate eNet Business Division

	Jun Ishii	Director, Corporate Marketing Division for Consumer Products / in charge of Corporate CS Division and Showroom Strategic Planning Office / Chairman, Showroom Strategic Committee

	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China

	Yutaka Takehana (newly appointed)	In charge of Corporate Risk Management Office, Corporate Information Security Division and Corporate Business Ethics

	Masato Tomita (newly appointed)	Director, Corporate Management Division for CIS, the Middle East & Africa

	Hideaki Kawai (newly appointed)	General Manager, Corporate Finance & IR Group / in charge of Financial Operations Center

	Masatoshi Harada (newly appointed)	In charge of Personnel / General Manager, Corporate Personnel Group,/ in charge of General Affairs and Social Relations/ in charge of e-Work Promotion Office

	Takeshi Uenoyama (newly appointed)	In charge of Device Technology and Environmental Technology / General Manager, Device Strategy Office / Director, Image Devices Development Center / Director, Advanced Technology Research Laboratories / Acting Director, The Nakao Laboratory

	Koji Itazaki (newly appointed)	Director, Corporate Procurement Division / Director, Corporate Global Logistics Division

	Shiro Nishiguchi (newly appointed)	Director, Corporate Marketing Division for Panasonic Brand

	Yoshiyuki Miyabe (newly appointed)	In charge of Digital Network & Software Technology, Overseas R&D Centers, and New Business Strategy Office

	Laurent Abadie (newly appointed)	President, Panasonic France S.A.

Note:	Effective March 31, 2008, Nobutane Yamamoto and Yoshinobu Sato will retire from the office of Managing Executive Officer. Fujio Nakajima, Yutaka Mizuno and Mikio Ito will retire from the office of Executive Officer.

4. Resignations and Appointments of the Members of the Board of Directors and Corporate Auditors (Effective June 26)

Resignations:

Title	Name	New Responsibilities
Executive Vice President	Takami Sano	To be appointed Corporate Advisor, Matsushita Electric Industrial Co., Ltd.

Senior Corporate Auditor	Yukio Furuta

Appointments:

Title	Name	Former (Current) Responsibilities
Directors	Masayuki Oku

	Masatoshi Harada (newly appointed)	Currently in charge of Personnel / General Manager, Corporate Personnel Group / in charge of General Affairs and Social Relations/ in charge of e-Work Promotion Office

Senior Corporate Auditor	Masahiro Seyama	Formerly Director, Corporate Management Division for Latin America / President, Panasonic Corporation of Latin America

5. Members of the Board of Directors (Effective June 26, 2008)

Title	Name	New Responsibilities
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Susumu Koike	In charge of Technology and Semiconductor Company

	Shunzo Ushimaru	In charge of Domestic Consumer Marketing, Electrical Supplies Sales, Project Sales, Building Products Sales, Advertising and Design / Chairman, Corporate Brand Committee

	Koshi Kitadai	Representative in Tokyo / in charge of Automotive Electronics Business, Panasonic EV Energy Co., Ltd. and Industrial Sales

Senior Managing Directors	Toshihiro Sakamoto	President, Panasonic AVC Networks Company

	Takahiro Mori	In charge of Planning / Associate Director, Corporate IT Innovation Division / in charge of Panasonic Start-up Fund / Vice Chairman, Corporate Brand Committee

	Shinichi Fukushima	Representative in Kansai

Managing Directors	Yasuo Katsura	Director, Tokyo Branch

	Junji Esaka	In charge of Home Appliances Business / President, Matsushita Home Appliances Company / in charge of Lighting Company

	Hitoshi Otsuki	In charge of Overseas Operations

	Ikusaburo Kashima	In charge of Legal Affairs, Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, Legal Consultation & Solutions Center, and Corporate International Affairs

Directors	Ikuo Uno

Masayuki Oku (newly appointed )

	Hidetsugu Otsuru	In charge of Facility Management, Quality Assurance, Corporate FF Customer Support & Management Division and Environmental Affairs / Director, Corporate Environmental Affairs Division / in charge of Recycling Business Promotion

	Makoto Uenoyama	In charge of Accounting and Finance

	Masatoshi Harada (newly appointed)	In charge of Personnel / General Manager, Corporate Personnel Group / in charge of General Affairs and Social Relations / in charge of e-Work Promotion Office

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Masayuki Oku are outside directors of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

6. Members of the Board of Corporate Auditors (Effective June 26)

Title	Name	New Responsibilities
Senior Corporate Auditors	Kenichi Hamada	Chairman, Matsushita Group Auditors Meeting

Masahiro Seyama (newly appointed)

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

7. Executive Officers (Effective June 26)

Title	Name	New Responsibilities
Managing Executive Officers	Yoshihiko Yamada	Director, Corporate Management Division for North America / Chairman, Panasonic Corporation of North America

	Ken Morita	Senior Vice President, Panasonic AVC Networks Company / Director, Visual Products and Display Devices Business Group, Panasonic AVC Networks Company

	Yoshitaka Hayashi	In charge of Global Procurement and Global Logistics

	Takae Makita	In charge of Information Systems / Associate Director, Corporate IT Innovation Division

	Kazuhiro Tsuga	President, Panasonic Automotive Systems Company

	Takumi Kajisha	In charge of Corporate Communications Division / Director, Corporate Communications Division / in charge of CSR Office, Corporate Advertising Group, and Corporate Citizenship Group / Vice Chairman, Showroom Strategic Committee

	Kazunori Takami	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products / Director, Corporate Marketing Division for National Brand Home Appliances

Executive Officers	Masashi Makino	Director, Corporate Manufacturing Innovation Division

	Joachim Reinhart	COO, Panasonic Europe Ltd.

	Ikuo Miyamoto	Director, Corporate Management Division for Asia and Oceania / President, Panasonic Asia Pacific Pte. Ltd.

	Hideo Kawasaki	President, Semiconductor Company

	Shigeru Omori	Director, Corporate Industrial Marketing & Sales Division

	Masaaki Fujita	Senior Vice President, Panasonic AVC Networks Company / Director, PDP TV Business Unit, Visual Products and Display Devices Business Group, Panasonic AVC Networks Company

	Yoshihisa Fukushima	In charge of Intellectual Property / Director, Corporate Intellectual Property Division / President, Intellectual Property Rights Operations Company

	Masatsugu Kondo	Assistant to Executive Vice President Koike, in charge of Alternative Energy Generation Technology

	Naoto Noguchi	President, Matsushita Battery Industrial Co., Ltd. / President, Rechargeable Battery Company, Matsushita Battery Industrial Co., Ltd.

Executive Officers	Osamu Waki	President, Panasonic Mobile Communications Co., Ltd.

	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.

	Joseph Taylor	COO, Panasonic Corporation of North America

	Yoshiiku Miyata	Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.

	Takashi Toyama	President, Panasonic System Solutions Company / Director, Corporate Construction Business Promotion Division / in charge of Corporate eNet Business Division

	Jun Ishii	Director, Corporate Marketing Division for Consumer Products / in charge of Corporate CS Division and Showroom Strategic Planning Office / Chairman, Showroom Strategic Committee

	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China

	Yutaka Takehana	In charge of Corporate Risk Management Office, Corporate Information Security Division and Corporate Business Ethics

	Masato Tomita	Director, Corporate Management Division for CIS, the Middle East & Africa

	Hideaki Kawai	General Manager, Corporate Finance & IR Group / in charge of Financial Operations Center

	Takeshi Uenoyama	In charge of Device Technology and Environmental Technology / General Manager, Device Strategy Office / Director, Image Devices Development Center / Director, Advanced Technology Research Laboratories / Acting Director, The Nakao Laboratory

	Koji Itazaki	Director, Corporate Procurement Division / Director, Corporate Global Logistics Division

	Shiro Nishiguchi	Director, Corporate Marketing Division for Panasonic Brand

	Yoshiyuki Miyabe	In charge of Digital Network & Software Technology, Overseas R&D Centers, and New Business Strategy Office

	Laurent Abadie	President, Panasonic France S.A.

About Panasonic

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$77.19 billion for the year ended March 31, 2007. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

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